SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR

SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

APOGENT TECHNOLOGIES INC.

(Name of Subject Company (issuer) and Filing Person (offeror))

Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights

(Title of Class of Securities)

03760A10-1

(CUSIP Number of Class of Securities)

Michael K. Bresson

Executive Vice President — General Counsel and Secretary

Apogent Technologies Inc.

30 Penhallow Street

Portsmouth, New Hampshire 03801

(603) 433-6131

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Bruce C. Davidson

Joseph D. Masterson

Quarles & Brady LLP

411 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202

(414) 277-5000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee*
$262,500,000	$21,236.25

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 15,000,000 shares of common stock at the maximum tender offer price of $17.50 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth under “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” in the Offer to Purchase dated April 23, 2003 (the “Offer to Purchase”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)  The name of the issuer is Apogent Technologies Inc., a Wisconsin corporation (“Apogent” or the “Company”), and the address of its principal executive office is 30 Penhallow Street, Portsmouth, New Hampshire 03801. The Company’s telephone number is (603) 433-6131.

(b)  This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 15,000,000 shares, or such lesser number of shares that are validly tendered and not properly withdrawn, at a price not greater than $17.50 or less than $15.00 per share, net to the seller in cash, without interest. As of April 22, 2003, 102,194,940 shares of Apogent common stock were outstanding. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the offer. All shares tendered and purchased will include the associated preferred stock purchase rights issued pursuant to the Rights Agreement effective as of December 11, 2000 between the Company and EquiServe Trust Company, N.A. (successor to Fleet National Bank), as rights agent, and, unless the context otherwise requires, all references to shares include the associated preferred stock purchase rights. The information set forth in the Offer to Purchase under Section 1 (“Number of Shares; Proration”) is incorporated herein by reference.

(c)  The information set forth in the Offer to Purchase under “QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER” and Section 9 (“Price Range of Shares; Share Repurchases”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)  The Company is also the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)  The information set forth in the following sections of the Offer to Purchase contains descriptions of the material terms of the transaction and the information contained therein is incorporated herein by reference:

•	“QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER”;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Offer”);

•	Section 8 (“Extension of the Offer; Termination; Amendment”);

•	Section 9 (“Price Range of Shares; Share Repurchases”);

•	Section 10 (“Source and Amount of Funds”);

•	Section 14 (“Certain Legal Matters; Regulatory Approvals”); and

•	Section 15 (“Material U.S. Federal Income Tax Consequences”).

(b)  The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in this offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)  The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)  The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (b) and (d)  The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

(a) and (b)  The information set forth in the Offer to Purchase under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)  The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) and Section 17 (“Miscellaneous”) is incorporated herein by reference.

Item 10.    Financial Statements.

(a) and (b)  Apogent’s financial statements are not deemed material to the offer because this is a cash-only issuer tender offer without a financing contingency by a public issuer. However, Apogent’s financial statements are incorporated by reference from Item 8 of Apogent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 and from Part I, Item 1 of Apogent’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2002. These materials are also incorporated by reference in Section 11 (“Information About Us”) of the Offer to Purchase, which is incorporated herein by reference.

Item 11.    Additional Information.

(a)  The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”), Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Shares”) and Section 14 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the offer are pending.

(b)  The information set forth in the Offer to Purchase under Section 2 (“Recent Developments; Purpose of the Offer; Material Effects of the Offer”) is hereby incorporated by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 23, 2003.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 23, 2003.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 23, 2003.

(a)(5)(C)	Summary Advertisement dated April 23, 2003.

(a)(5)(D)	Press Release dated April 22, 2003.

(b)	Apogent Technologies Inc. Senior Credit Facilities Amendment Commitment Letter.

(d)(1)	Rights Agreement dated as of December 11, 2000 between the Company and Fleet National Bank, as rights agent, incorporated by reference to Exhibit 1 of the Company’s Form 8-A, dated December 11, 2000.*

(d)(2)

Credit Agreement, dated as of December 1, 2000, among the Company, the several Lenders from time to time thereto, Bank One, NA, as Documentation Agent, Bank of America, N.A., as Syndication Agent, and The Chase Manhattan Bank, as Administrative Agent, incorporated by reference to Exhibit 4.3 to the Company’s Form 10-K for the year ended September 30, 2000.*

(d)(3)

Indenture dated April 4, 2001 among the Company, the Subsidiary Guarantors named therein and the Initial Purchasers named therein, incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended March 31, 2001.*

(d)(4)

Indenture dated October 10, 2001 among the Company, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated October 11, 2001.*

(d)(5)

Resale Registration Rights Agreement dated as of October 10, 2001 among the Company, the Subsidiary Guarantors named therein and the Initial Purchasers named therein, incorporated by reference to Exhibit 4.10 to the Company’s Form 10-K for the fiscal year ended September 30, 2001 (the “2001 10-K”).*

(d)(6)	1988 Stock Option Plan, incorporated by reference to Exhibit 10(q) to the Company’s Registration Statement on Form S-1 (No. 33-20829) (the “Form S-1”).

(d)(7)	Amendment to the 1988 Stock Option Plan, incorporated by reference to Exhibit 10(q-4) to the Company’s Form 10-K for the fiscal year ended September 30, 1992 (the “1992 10-K”).*

(d)(8)	1990 Stock Option Plan, incorporated by reference to Exhibit 10(q-2) to the Company’s Form S-1.*

(d)(9)	Amendment to the 1990 Stock Option Plan, incorporated by reference to Exhibit 10(q-6) to the 1992 10-K.*

(d)(10)	Apogent Technologies Inc. 2001 Equity Incentive Plan, incorporated by reference to Appendix A to the Company’s Proxy Statement dated December 26, 2001.*

Exhibit No.	Description
(d)(11)	1999 Outside Directors’ Stock Option Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated December 22, 1998.*

(d)(12)	Amended and Restated 1993 Long-Term Incentive Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated December 23, 1997.*

(d)(13)	Apogent Technologies Inc. Employee Stock Purchase Plan, incorporated by reference to Appendix B to the Company’s Proxy Statement dated December 26, 2001.*

(d)(14)

Form of current Employment Agreement with the President and Chief Executive Officer of the Company, incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended December 31, 2001 (the “December 31, 2001 10-Q”).*

(d)(15)	Form of current Employment Agreement with the current executive officers of the Company, incorporated by reference to Exhibit 10.2 to the December 31, 2001 10-Q.*

(d)(16)	Schedule of executive officers who are party to a form of Employment Agreement incorporated by reference into Exhibit (d)(15).

(g)	Not Applicable.

(h)	Not Applicable.

* SEC File No. 001-11091.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENTTECHNOLOGIES INC.

By:	/s/ MICHAEL K. BRESSON
Michael K. Bresson Executive Vice President — General Counsel and Secretary

Dated:    April 23, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 23, 2003.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 23, 2003.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 23, 2003.

(a)(5)(C)	Summary Advertisement dated April 23, 2003.

(a)(5)(D)	Press Release dated April 22, 2003.

(b)	Apogent Technologies Inc. Senior Credit Facilities Amendment Commitment Letter.

(d)(1)	Rights Agreement dated as of December 11, 2000 between the Company and Fleet National Bank, as rights agent, incorporated by reference to Exhibit 1 of the Company’s Form 8-A, dated December 11, 2000.*

(d)(2)

Credit Agreement, dated as of December 1, 2000, among the Company, the several Lenders from time to time thereto, Bank One, NA, as Documentation Agent, Bank of America, N.A., as Syndication Agent, and The Chase Manhattan Bank, as Administrative Agent, incorporated by reference to Exhibit 4.3 to the Company’s Form 10-K for the year ended September 30, 2000.*

(d)(3)

Indenture dated April 4, 2001 among the Company, the Subsidiary Guarantors named therein and the Initial Purchasers named therein, incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended March 31, 2001.*

(d)(4)

Indenture dated October 10, 2001 among the Company, the Subsidiary Guarantors named therein and The Bank of New York, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K dated October 11, 2001.*

(d)(5)

Resale Registration Rights Agreement dated as of October 10, 2001 among the Company, the Subsidiary Guarantors named therein and the Initial Purchasers named therein, incorporated by reference to Exhibit 4.10 to the Company’s Form 10-K for the fiscal year ended September 30, 2001 (the “2001 10-K”).*

(d)(6)	1988 Stock Option Plan, incorporated by reference to Exhibit 10(q) to the Company’s Registration Statement on Form S-1 (No. 33-20829) (the “Form S-1”).

(d)(7)	Amendment to the 1988 Stock Option Plan, incorporated by reference to Exhibit 10(q-4) to the Company’s Form 10-K for the fiscal year ended September 30, 1992 (the “1992 10-K”).*

(d)(8)	1990 Stock Option Plan, incorporated by reference to Exhibit 10(q-2) to the Company’s Form S-1.*

(d)(9)	Amendment to the 1990 Stock Option Plan, incorporated by reference to Exhibit 10(q-6) to the 1992 10-K.*

(d)(10)	Apogent Technologies Inc. 2001 Equity Incentive Plan, incorporated by reference to Appendix A to the Company’s Proxy Statement dated December 26, 2001.*

Exhibit No.	Description

(d)(11)	1999 Outside Directors’ Stock Option Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated December 22, 1998.*

(d)(12)	Amended and Restated 1993 Long-Term Incentive Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated December 23, 1997.*

(d)(13)	Apogent Technologies Inc. Employee Stock Purchase Plan, incorporated by reference to Appendix B to the Company’s Proxy Statement dated December 26, 2001.*

(d)(14)

Form of current Employment Agreement with the President and Chief Executive Officer of the Company, incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended December 31, 2001 (the “December 31, 2001 10-Q”).*

(d)(15)	Form of current Employment Agreement with the current executive officers of the Company, incorporated by reference to Exhibit 10.2 to the December 31, 2001 10-Q.*

(d)(16)	Schedule of executive officers who are party to a form of Employment Agreement incorporated by reference into Exhibit (d)(15).

(g)	Not Applicable.

(h)	Not Applicable.

* SEC File No. 001-11091.